Exhibit 21

Subsidiaries of the Registrant

Parent

First Financial Northwest, Inc.

Subsidiaries	Percentage of Ownership	Jurisdiction or State of Incorporation

First Savings Bank of Renton	100%	Federal

First Financial Diversified, Inc.	100%	Washington

Executive House, Inc. (1)	100%	Washington

(1) Wholly-owned subsidiary of First Savings Bank of Renton.